April 2, 2012

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549-7010

Re:	Cancer Genetics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 13, 2012
File No. 333-178836

Ladies and Gentlemen:

On behalf of Cancer Genetics, Inc. (the “Company”), we are responding to the comments contained in the letter, dated March 28, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2 to the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 3 to that Registration Statement (“Amendment No. 3”). Enclosed are three courtesy copies of Amendment No. 3, which are marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Commission on March 13, 2012.

For ease of reference, set forth in bold below is the comment to Amendment No. 2 to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Summary, page 1

1.	Please expand your disclosure regarding your claims to have superior diagnostic and prognostic values to include your claims regarding the gains and losses reported at genomic sites by you and your competitors as described in your response to prior comment 4. Also, expand your competition disclosure on page 85 to address the other providers of cytogenic analysis for CLL and SLL referenced in your response.

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Response: The Company has expanded its disclosures, as per its response to your prior comment 4, on pages 46, 64 and 86.

Cash Resources and Expenditure Requirements, page 61

2.	We note the reference in the second paragraph to the “$1.25 million funding commitment letter from one of our board members and significant stockholders.” Please revise to address in your related party transaction discussion, including identification of the related party and material terms. Also, tell us the basis on which you rely to not file the funding commitment letter as an exhibit.

Response: The Company has added disclosure of this commitment letter to its related party transaction discussion on page 122, and filed the commitment letter as an exhibit to Amendment No. 3.

Certain Relationships and Related Party Transactions, page 122

3.	We note your response to prior comment 10 from our letter dated March 2, 2012 regarding the agreement with European Trust Management, LLC and John Pappajohn. With a view to disclosure on page 59 or where appropriate, advise us if the $50,000 of fees and expenses incurred by ETM, as disclosed in your initial filing, were reimbursed by ETM.

Response: The Company has made a demand of ETM for reimbursement of the $50,000 of fees and expenses. However, ETM has not yet repaid this amount. The Company has added disclosure to this effect on page 59. Please note that we view this reimbursement as uncertain and such amount was charged to expense in the December 31, 2011 financial statements.

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Exhibits and Financial Statement Schedules

4.	We note your response to comment 11 from our letter dated March 2, 2012. It appears that the Agilent agreement should be fully disclosed and filed pursuant to Item 601(b)(10) of Regulation S-K. For example, the statements in the first risk factor on page 18 would be clearer given the context of such additional disclosure. Also, it is unclear how you concluded that the agreement with Agilent is an agreement in the ordinary course of your business, given its status as your supplier of microarrays. Please advise. Also, please tell us how you determined that the February 2012 agreement with Kamineni Life Sciences Pvt. Ltd need not be filed as an exhibit.

Response: With respect to Agilent, we have clarified our disclosures on page 18 to inform potential investors that the Company’s purchases from Agilent are by purchase order, and that we have no long term contract with Agilent (or any contract with Agilent that has been signed by the Company). The only paperwork the Company has with Agilent are purchase orders, a pricing list and Agilent’s standard pre-printed terms and conditions applicable to all buyers. We also would note again that our volume of business with Agilent in 2011 was only approximately $160,000 in the aggregate (including only $33,000 for clinical usage), and that if the sales of the Company’s microarrays were to become a significant part of its revenues in the future, it would have alternative manufacturers available to it. The Company does recognize that if microarray sales were to become a material part of its business and if it were to sign a material long term manufacturing agreement with Agilent, it would need to re-evaluate its filing obligations under Item 601 of Regulation S-K.

With respect to Kamineni Life Sciences, the Company also does not believe that its February 2012 agreement is material at this time. To date, the Company has no significant business with Kamineni. The Company engaged Kamineni to manufacture probes in place of Labomics in part because they will be cheaper, but, as noted in our previous response letter, payments to Labomics in 2011 were only approximately $7,000. The Company’s probe sales represented 3% of revenues in 2011. The Company acknowledges and agrees that if probe sales were to become a material part of its business, or if the payments to Kamineni were to become a material expense of the business, it would be required to file the Kamineni agreement, and it hereby undertakes to do so at that time. However, at present, the Company does not believe the agreement to be material.

*****

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc:   Christopher Lueking, Latham & Watkins LLP